Reg. No 82-3200

sirit Inc.

(formerly *i*Tech Capital Corp. – see note 1)



2003
Six Month Report

SIRIT Inc.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated results of operations and financial condition. This discussion, which has been prepared as of August 21, 2003, should be read in conjunction with the Company's interim consolidated financial statements, including the notes thereto included elsewhere in this interim report and with the previously issued 2002 annual discussion and analysis and consolidated financial statements, including the notes thereto. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.

GENERAL

On May 5, 2003 the shareholders of iTech Capital Corp., at its Annual and Special meeting, and the Registrar of Corporations in the Yukon, in which jurisdiction iTech is continued, approved the name change of the company to SIRIT Inc. (the "Company").

SIRIT Inc. designs, develops, manufactures and sells radio frequency identification ("RFID") technology through its wholly owned subsidiary SIRIT Technologies, Inc. ("SIRIT") which the Company acquired effective November 1, 2002 in a stock for stock transaction. Prior to the acquisition of SIRIT, the Company was a business development company.

On May 5, 2003 the Company completed the sale of wholly owned subsidiary Enviromation Technologies Inc. ("Enviromation") which represents the first step in the disposition of the Company's non-core assets and is designed to enable management to focus its energies and financial resources on growing SIRIT's RFID business. For accounting purposes, the results of operations of Enviromation have been reclassified as being discontinued with the accounting treatment applied retroactively. The Company did not advance funds to Enviromation in 2003.

Additionally, on May 5, 2003 the Company elected to prepay the US $280,000 principal balance and accrued interest owing on the three 8% Promissory Notes which Notes were issued in 2000 as partial consideration for the purchase of Enviromation. Payment of the principal was made by means of the restricted cash equivalents which the Company had been holding as collateral.

To date the Company continues to hold four portfolio investments in private companies which investments it intends to sell as market conditions improve.

SIRIT Inc.

Beginning January 1, 2003, the primary business of the Company is the RFID business carried on in three divisions, the mature Electronic Toll and Traffic Management Solutions ("ETTM") division, and the nascent stage Transportation Mobility Solutions ("TMS") and Radio Frequency Solutions ("RF") divisions. For the three months ended June, 30, 2003, the Company had a loss, before amortization, bridge loan expenses excluding interest, and foreign exchange, of $624,600 as compared to a profit of $181,800 for the three months ended March 31, 2003. For the six months ended June 30, 2003, the Company had a loss, before amortization, bridge loan expenses excluding interest, and foreign exchange of $442,800.

In the 2003 second quarter, revenue was $4,556,700 as compared to $4,533,900 for three months ended March 31, 2003. However, in the second quarter the gross margin was significantly lower than that of the first quarter due to the differing mix of business. In the second quarter, the tolling integration revenue was comparatively higher than in the first quarter and it carried a markedly lower gross margin. Conversely, the TMS and RF Solution revenues were less in the second quarter than the first quarter and these carry a higher gross margin.

In August, the Company restructured and reorganized both the TMS and RF Solution businesses and anticipates that both businesses will improve for the balance of the year. As the result of the restructuring, the Company has scaled its expenses to be in line with managements expectations for revenues and gross margin. The Company will realize restructuring charges of approximately $1 million in the third quarter and anticipates that expenses will be reduced by approximately $2 million per annum from the current level.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2003, the Company had cash and cash equivalents of $161,200 and had drawn $750,000 on a bridge loan facility. In July, 2003, the Company withdrew an additional $1,000,000 on the bridge and between August 14 and 19, 2003, the Company closed a rights offering and private placement receiving a combined gross proceeds of $2.5 million, issued 15,873,015 common shares from its treasury and repaid the bridge loan indebtedness. The total expenses of the capital raising and bridge loan facility will be approximately $475,000.

As at June 30, 2003, the Company's US $2.89 million radio frequency identification design and installation services contract in progress is approximately fifty percent complete and within the timetable set out in the contract. The Company expects to complete the contract in late December or early January at which time, US $750,000 of the US $900,000 cash collateral with the surety providing the bond will be returned to the Company and the US $150,000 cash balance returned at the completion of the subsequent twelve month warranty period.

The Company is encouraged by the new customer contacts and relationships being developed and the momentum building in backlog in each of the three divisions. In the TMS business the focus is on continuing to build the dealer network, working directly

with end users to drive additional sales and to setting up a limited distribution network thus allowing SIRIT to leverage established sales organizations.

The RF Solutions business is focused on both tactical and strategic sales. This business offers great potential as RFID is adopted in the supply chain. Announcements made by Wal-Mart and other major retailers are serving to catalyze the adoption of RFID. SIRIT is well positioned in this market segment and is increasing its tactical sales efforts to meet the demand being created by these announcements. Strategic sales will expand SIRIT's value proposition by creating and offering full RFID solutions, as well leveraging the sales efforts, distribution channels and customer bases of synergistic partners. SIRIT expects to experience significant progress in its RF Solutions business commencing in the fourth quarter of 2003.

The Company may require further funding for working capital during the internal restructuring, the US $2.89 million Design and Installation Services Contract completion period and to implement its strategic plan in supply chain management. The Company has identified a number of key development projects that if undertaken would enhance its position in the supply chain market. This market represents a key growth opportunity for the Company and development activities would, in large part, centre around products that support the Electronic Product Code ("EPC") technology that is rapidly becoming the standard for pallet and case level tracking using RFID.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the 2002 annual discussion and analysis and the 2003 Three Month Report discussion and analysis are substantially unchanged as at June 30, 2003.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2003 As Compared to Three Months Ended June 30, 2002

LOSS FROM CONTINUING OPERATIONS

For 2003, substantially all the Company's continuing operations are generated by the RFID business segment whereas for 2002, until the Company's November 1, 2002 purchase of SIRIT Technologies Inc. and RFID business, the Company's operations were generated by Enviromation's Process Controls business and the Portfolio Investments business segments, the former which has been reclassified in these financial statements, retroactively, as discontinued operations.

For the 2002 second quarter, the $592,200 *Loss From Continuing Operations* incurred in the Portfolio Investments business during its search for an operating company and in overseeing the management of Enviromation.

For the 2003 second quarter, as the RFID business is the ongoing business of the Company, rather than present a comparison to the 2002 second quarter, a comparison to the 2003 first quarter is set out as follows:

SIRIT Inc.

	Three Months Ended June 30, 2003	%	Three Months Ended March 31, 2003	%
REVENUE	$ 4,556,667		$ 4,533,875	100
EXPENSES				
Cost of sales	3,257,118	71	2,541,808	56
Operating salaries & benefits	1,003,142	22	1,056,275	23
Research & development	147,087	3	78,512	2
General & administration	408,814	9	346,613	8
Interest	28,912	1	11,343	-
Marketing	174,232	4	193,737	4
Professional fees	161,927	4	123,813	3
	5,181,232	114	4,352,101	96
INCOME (LOSS) BEFORE THE FOLLOWING	(624,565)	(14)	181,774	4
Amortization	(192,998)	(4)	(159,138)	(3)
Bridge loan excluding interest	(276,050)	(6)	-	-
Foreign exchange	(54,801)	(1)	(213,846)	(5)
LOSS FROM CONTINUING OPERATIONS	$ (1,148,414)	(25)	$ (191,210)	(4)

For the 2003 second quarter as compared to the 2003 first quarter:

- Cost of sales as a percentage of revenue increased by 15 percent primarily as a result of a change in product mix;
- In the 2003 second quarter, the Canadian dollar, the functional currency of the Company, appreciated by approximately 7 percent in relation to the US dollar. This resulted in a compression of US income reported in Canadian dollars; and
- $276,050 bridge loan expenses comprise a $150,000 fee to Evansville non-resident withholding tax and legal fees.

CASH FLOWS

For the 2003 second quarter, cash used in operating activities is $1,083,700 as compared to cash used in operating activities in the 2002 second quarter of $435,300. The cash used in both periods was to fund operating losses.

In the 2003 second quarter, of the $584,300 total cash used in investing, $472,900 was used by discontinued operations to retire the balance of 8% Promissory Notes in connection with the acquisition in 2000 of Enviromation. In the 2002 second quarter, $343,800 cash was provided in investing activities by the proceeds on sale of the investment in Paradyne Networks, Inc., $163,000 was used by discontinued operations to repay 8% Promissory Notes and $60,800 was used for a follow-on investment in HorizonLive, Inc.

In the 2003 second quarter, of the $1,135,800 total cash provided by financing activities, $470,400 was provided by the balance of restricted cash equivalents of discontinued operations held in custodial accounts and $750,000 was provided by a bridge loan draw. In the 2002 second quarter, $140,700 was provided in financing activities by restricted cash equivalents of discontinued operations held in custodial accounts and $55,300 was used to fund a deferred charge of due diligence expenses.

In summary, for the 2003 second quarter, total cash and cash equivalents decreased by $510,700 to $161,200 as compared to a decrease for the 2002 second quarter of $409,200 to $3,602,100.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2003 As Compared to Six Months Ended June 30, 2002

LOSS FROM CONTINUING OPERATIONS

For 2003, substantially all the Company's continuing operations are generated by the RFID business segment whereas for 2002, until the Company's November 1, 2002 purchase of SIRIT Technologies, Inc. and RFID business, the Company's operations were generated by Enviromation's Process Controls business and the Portfolio Investments business segments, the former which has been reclassified in these financial statements, retroactively, as discontinued operations.

For the six months ended June 30, 2002, the $893,700 *Loss From Continuing Operations* was primarily incurred in the Portfolio Investments business during its search for an operating company and in overseeing management of Enviromation.

For the six months ended June 30, 2003, as the RFID business is the ongoing business of the Company, rather than present a comparison to the six months ended June 30, 2002, a comparison to the RFID business segment for the period from November 1, 2002, the date of purchase, to December 31, 2002 is set out as follows:

	Six Months Ended June 30, 2003	%	RFID Business Segment: Two Months Ended December 31, 2002	%
REVENUE	$ 9,090,542	100	$ 3,942,364	100
EXPENSES				
Cost of sales	5,798,926	64	2,297,571	58
Operating salaries & benefits	2,059,417	23	689,168	18
Research & development	225,599	2	49,002	1
General & administration	755,427	8	214,351	5
Interest	40,255	1	27,908	1
Marketing	367,969	4	86,369	2
Professional fees	285,740	3	98,702	3
	9,533,333	105	3,463,071	88
INCOME (LOSS) BEFORE THE FOLLOWING	(442,791)	(5)	479,291	12
Amortization	(352,136)	(4)	(104,918)	(3)
Bridge loan excluding interest	(276,050)	(3)	-	-
Gain on disposal of equipment	-	-	21,079	-
Foreign exchange	(268,647)	(3)	(19,348)	-
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ (1,339,624)	(15)	$ 376,104	9

SIRIT Inc.

For the six months ended June 30, 2003 as compared to the two months ended December 31, 2002:

- Cost of sales as a percentage of revenue increased by 6 percent primarily as a result of a shift in product mix;
- Operating salaries and benefits in average per month dollar terms are essentially unchanged;
- General and administration in average per month dollar terms have increased 17 percent;
- Marketing expense in average per month dollar terms increased primarily due to the launch of the new ZipTag product for automatic vehicle identification which is an innovative hands-free smart label product being marketed at a price that approaches proximity system products;
- In the six months ended June 30, 2003, the Canadian dollar, the functional currency of the Company appreciated by approximately 14 percent in relation to the US dollar. This resulted in a compression of US income reported in Canadian dollars; and
- $276,050 bridge loan expenses comprise a $150,000 fee to Evansville, $50,000 reimbursement of expenses of Evansville, non-resident withholding tax and legal fees.

DISCONTINUED OPERATIONS

The sale of Enviromation was completed May 5, 2003. For the six months ended June 30, 2003 the loss from discontinued operations is $372,800 and the loss on sale is $387,800, a combined expense in discontinued operations of $760,600.

CASH FLOWS

For the six months ended June 30, 2003, cash used in operating activities is $2,160,800 as compared to cash used in operating activities in the six months ended June 30, 2002 of $604,300. In February 2003, $1,224,000 (US $900,000) was deposited with a surety as cash collateral in order for the Company to obtain a performance bond for a RFID design and installation services contract. The balance of cash used in operating activities in the six months ended June 30, 2003 and the entire cash used in operating activities in the six months ended June 30, 2002 was to fund operating losses.

For the six months ended June 30, 2003, cash used in investing activities of $1,233,800 is the purchase of $294,600 of equipment including the upgrade of computer equipment, the majority of which was financed by a capital lease, $316,300 of development costs in connection with the ZipTag product which costs for accounting purposes are deferred and subject to amortization, $58,500 for a follow-on investment in HorizonLive, Inc. and $564,400 was used by discontinued operations to retire the balance of 8% Promissory Notes in connection with the acquisition in 2000 of Enviromation. For the six months ended June 30, 2002, $343,800 cash was provided in investing activities by the proceeds on sale of the investment in Paradyne Networks, Inc. $350,600 was used by discontinued operations to repay 8% Promissory Notes and $60,800 was used for a follow-on investment in HorizonLive, Inc.

SIRIT Inc.

For the six months ended June 30, 2003, of the $1,322,300 total cash provided by financing activities, $568,800 was provided by the balance of restricted cash equivalents of discontinued operations held in custodial accounts and $750,000 was provided by a bridge loan draw. For the six months ended June 30, 2002, $268,400 was provided in financing activities by restricted cash equivalents of discontinued operations held in custodial accounts and $55,300 was used to fund a deferred charge being due diligence expenses on SIRIT.

In summary, for the six months ended June 30, 2003, total cash and cash equivalents decreased by $2,080,800 to $161,200 as compared to a decrease for the six months ended June 30, 2002 of $654,100 to $3,602,100.

QUARTERLY INFORMATION

The following table sets forth selected unaudited consolidated information for the Company for each of the last eight quarters ended June 30, 2003.

	2003	2003	2002	2002	2002	2002	2001	2001
	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $
Revenue	4,556,667	4,533,875	3,952,921	12,064	18,773	13,456	26,199	39,563
Net Income (Loss) From Continuing Operations	(1,148,414)	(191,210)	108,757	104,808	(592,242)	(301,444)	(897,731) (3)	(2,006,318) (4)
Net Income (Loss) From Discontinued Operations	(6,929)	(753,720) (1)	(1,263,518) (2)	(59,909)	(261,972)	15,709	(89,786)	82,538
Net Income (Loss) for the Period	(1,155,343)	(944,930)	(1,154,761)	44,899	(854,214)	(285,735)	(987,517)	(1,923,780)
Basic & Diluted Income (Loss) Per Share								
. From Continuing Operations	(0.03)	(0.00)	0.00	0.00	(0.02)	(0.01)	(0.03)	(0.06)
. From Discontinued Operations	(0.00)	(0.02)	(0.03)	(0.00)	(0.01)	0.00	(0.00)	0.00
. For the Period	(0.03)	(0.02)	(0.03)	0.00	(0.03)	(0.01)	(0.03)	(0.06)

(1) includes $385,306 provision for impairment in investment
(2) includes $1,335,200 write-off of goodwill
(3) includes $697,900 write-down of a portfolio technology investment
(4) includes $2,020,200 write-off/down of portfolio technology investments

SIRIT Inc.

Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
Unaudited – Prepared by Management)

	June 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 161,211	$ 2,241,994
Accounts receivable	2,501,915	5,358,500
Unbilled contract receivable	771,983	-
Inventories	1,713,378	1,690,115
Prepaid expenses	153,393	144,366
Deposits	1,487,176	316,000
	6,789,056	9,750,975
Restricted Cash Equivalents	-	568,800
Long-Term Receivable	233,671	655,738
Long-Term Investments	6,160,386	6,101,864
Property, Plant and Equipment, net of amortization	1,439,240	2,053,354
Intangible Asset, net of amortization	876,317	977,520
Deferred Development, net of amortization	518,545	251,990
Deferred Charge	37,187	-
Goodwill	2,828,836	2,828,836
	$ 18,883,238	$ 23,189,077
LIABILITIES		
Current Liabilities		
Bank advance	$ -	$ 237,000
Accounts payable and accrued liabilities	4,762,758	6,008,178
Bridge Loan (note 5)	752,466	-
Deferred revenue and credits	605,438	559,418
Current portion of long-term debt	-	64,259
Current portion of warranty obligations	1,227,857	1,162,547
Current portion of capital leases	147,352	90,806
	7,495,871	8,122,208
Long-Term Debt	-	944,707
Long-Term Warranty Obligations	375,559	987,827
Long-Term Capital Leases	195,602	212,135
	8,067,032	10,266,877
SHAREHOLDERS' EQUITY		
Share Capital (note 6)	23,496,744	23,510,598
Contributed Surplus	195,663	165,305
Deficit	(12,876,201)	(10,775,928)
Translation Account	-	22,225
	10,816,206	12,922,200
	$ 18,883,238	$ 23,189,077

See accompanying notes.

Approved by the Directors

"William W. Staudt" — Director

"Dale M. Flanagan" — Director

SIRIT Inc.

Interim Consolidated Statements Of Loss And Deficit

(expressed in Canadian dollars)
Unaudited – Prepared by Management

	Three Months Ended June 30		Six Months Ended June 30	
	2003	**2002** (restated – notes 2,3 & 7)	**2003**	**2002** (restated – notes 2,3 & 7)
REVENUE				
Sales	$ 4,554,054	$ -	$ 9,001,560	$ -
Interest and other income	2,613	18,773	88,982	32,229
	4,556,667	18,773	9,090,542	32,229
EXPENSES				
Cost of sales	3,257,118	-	5,798,926	-
Operating salaries and benefits	1,003,142	122,583	2,059,417	272,372
Research and development	147,087	-	225,599	-
General and administration	408,814	104,009	755,427	219,920
Interest	28,912	-	40,255	-
Marketing	174,232	8,612	367,969	34,151
Professional fees	161,927	26,983	285,740	48,362
Proxy solicitation & related costs	-	122,588	-	122,588
	5,181,232	384,775	9,533,333	697,393
LOSS BEFORE THE FOLLOWING	624,565	366,002	442,791	665,164
Amortization	192,998	2,035	352,136	4,070
Bridge loan excluding interest (note 5)	276,050	-	276,050	-
Foreign exchange	54,801	159,830	268,647	160,077
Write-off on sale of long-term investment	-	64,375	-	64,375
LOSS FROM CONTINUING OPERATIONS	1,148,414	592,242	1,339,624	893,686
DISCONTINUED OPERATIONS				
Loss from discontinued operations	4,441	261,972	372,855	246,263
Loss on sale / provision for impairment	2,488	-	387,794	-
NET LOSS FOR THE PERIOD	1,155,343	854,214	2,100,273	1,139,949
DEFICIT – BEGINNING OF PERIOD	11,720,858	8,811,852	10,775,928	8,526,117
DEFICIT – END OF PERIOD	$ 12,876,201	$ 9,666,066	$ 12,876,201	$ 9,666,066
BASIC and DILUTED LOSS PER SHARE				
. From continuing operations	$0.03	$0.02	$0.03	$0.03
. From discontinued operations	$0.00	$0.01	$0.02	$0.01
. For the period	$0.03	$0.03	$0.05	$0.04

See accompanying notes.

SIRIT Inc.

Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
Unaudited – Prepared by Management

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002 (restated – notes 2, 3 & 7)	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002 (restated – notes 2, 3 & 7)
Cash Provided By (Used In)				
OPERATING ACTIVITIES				
Loss from continuing operations	$ (1,148,414)	$ (592,242)	$ (1,339,624)	$ (893,686)
Items not involving cash and cash equivalents --				
Amortization	192,998	2,035	352,136	4,070
Unrealized (gain) loss on cash equivalents	(21,564)	188,764	8,465	188,764
Decrease in warranty obligations	(428,444)	-	(546,958)	-
Decrease in long-term receivable	175,290	-	422,067	-
Grant of stock option (note 6 (b))	15,854	-	15,854	-
Write-off on sale of long-term investment	-	64,375	-	64,375
	(1,214,280)	(337,068)	(1,088,060)	(636,477)
Net change in non-cash and non-cash equivalent working capital items	134,971	(4,063)	(1,066,706)	21,856
Discontinued operations	(4,441)	(94,125)	(6,006)	10,316
	(1,083,750)	(435,256)	(2,160,772)	(604,305)
INVESTING ACTIVITIES				
Proceeds on sale of long-term investment	-	343,770	-	343,770
Investment in HorizonLive, Inc.	-	(60,818)	(58,522)	(60,818)
Property, plant and equipment	(54,109)	-	(294,582)	(16,045)
Deferred development	(57,265)	-	(316,296)	-
Discontinued operations	(472,888)	(163,039)	(564,422)	(350,584)
	(584,262)	119,913	(1,233,822)	(83,677)
FINANCING ACTIVITIES				
Bridge loan (note 5)	750,000	-	750,000	-
Capital leases	-	-	136,526	-
Repaid capital leases	(48,080)	-	(96,513)	-
Deferred charge	(37,187)	(55,336)	(37,187)	(55,336)
Issue of common shares	650	-	650	-
Discontinued operations	470,400	140,664	568,800	268,404
	1,135,783	85,328	1,322,276	213,068
UNREALIZED FOREIGN EXCHANGE AND CASH EQUIVALENT (GAINS) LOSSES ON CASH AND CASH EQUIVALENTS	21,564	(179,199)	(8,465)	(179,199)
DECREASE IN CASH AND CASH EQUIVALENTS	(510,665)	(409,214)	(2,080,783)	(654,113)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	671,876	4,011,331	2,241,994	4,256,230
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 161,211	$ 3,602,117	$ 161,211	$ 3,602,117
CASH AND CASH EQUIVALENTS CONSIST OF:				
Cash and deposit accounts with banks	$ 161,211	$ 265,165	$ 161,211	$ 265,165
Short-term commercial paper	-	3,336,952	-	3,336,952
	$ 161,211	$ 3,602,117	$ 161,211	$ 3,602,117

See accompanying notes.

SIRIT Inc.

Notes To 2003 Six Month Report
For The Six Months Ended June 30, 2003
(expressed in Canadian dollars)
Unaudited – Prepared by Management

1. **Name Change**
On May 5, 2003 the shareholders and the regulator approved the name change from iTech Capital Corp. to SIRIT Inc.

2. **Basis of Preparation**
These interim consolidated financial statements have been prepared based on the accounting policies and methods of their preparation as described in the previously issued annual consolidated financial statements for the year ended December 31, 2002, except for the accounting for discontinued operations as follows:

Discontinued Operations
The sale of wholly owned subsidiary, Enviromation Technologies, Inc. ("Enviromation") was completed by the Company on May 5, 2003. The results of operations of Enviromation, which has previously been reported as the Process Controls Business segment, is reported in these statements as discontinued operations and this accounting treatment has been applied retroactively.

3. **Sale of Enviromation**
Pursuant to a Letter Agreement dated April 11, 2003, as amended May 2, 2003, all the issued and outstanding shares of capital stock of Enviromation was transferred to the purchaser on May 5, 2003 and the Company continues to guaranty Enviromation's US $195,000 bank line of credit up to November 1, 2003 at which time, if release of the guaranty has not been obtained by the purchaser, the purchaser is to pay the Company US $225,000. The Company would then use these proceeds to repay the bank line and file for release of the guaranty by the bank.

Additionally, on May 5, 2003 the Company elected to prepay the US $280,000 principal balance and accrued interest owing on the three 8% Promissory Notes which Notes were issued in 2000 as partial consideration for the purchase of Enviromation. Payment of the principal was made by means of the restricted cash equivalents which the Company has been holding as collateral.

4. Long-Term Investments

Descriptions and recorded amounts of long-term investments are summarized as follows:

	June 30, 2003	December 31, 2002
(a) Medsite, Inc.: 520,466 preferred stock Provides online solutions and pharmaceutical liaison to physicians	$ 3,932,577	$ 3,932,577
(b) Applied Data Systems, Inc.: 294,986 preferred stock. Designs, develops and markets "application ready" embedded systems solutions	739,502	739,502
(c) HorizonLive, Inc.: 714,592 preferred stock, 285,408 common stock, 525,000 common stock purchase warrants and $408,375 (US$262,500) convertible promissory notes. (December 2002 – 714,592 preferred stock, 285,408 common stock, 450,000 common stock purchase warrants and $351,000 (US $225,000) convertible promissory notes). Provides online interactive group learning and collaborative solutions	468,307	409,785
(d) Loma de Niquel Holdings Ltd.: SIRIT Inc. has a 0.75% participation interest in the Loma de Niquel laterite nickel mine located in Venezuela.	1,020,000	1,020,000
	$ 6,160,386	$ 6,101,864

5. Bridge Loan

On June 13, 2003, the Company entered into a $2.5 million bridge loan facility with Evansville, Ltd. ("Evansville"), which then owned approximately 6.14% of the issued and outstanding common shares of the Company. Pursuant to the bridge, interest is at 8% per annum compounded monthly, the shares of Sirit Technologies Inc. are pledged as security and a fee of $150,000 was paid to Evansville. As at June 30, 2003, the Company had drawn $750,000 under the bridge loan facility.

Pursuant to generally accepted accounting principles, upon signing the bridge loan facility, the Company and Evansville became related parties by reason of a director of the Company having management authority and responsibility for Evansville. Notwithstanding the subject director is a family member of the owner of Evansville, the director has advised the Company that he disclaims any beneficial ownership, direct or indirect, in Evansville and that he does not exercise control over Evansville.

Refer also to subsequent event note 11 (a).

6. Share Capital

(a) Common shares issued and allotted:

	Shares	Amount
Balance at December 31, 2002	45,544,357	$23,510,598
Issued on partial exercise of stock option	5,000	650
Returned and cancelled	(28,108)	(14,504)
Balance at June 30, 2003	45,521,249	$23,496,744

(b) On June 6, 2003, two stock options with total grants of 636,716 common shares of the Company as well as a grant of 120,965 common shares of a total 220,965 grant of common shares of a third stock option, all previously granted outside the Company's Stock Option Plan For Key Persons to a then executive officer of the Company, were surrendered and the grant of 100,000 common shares of the above-described third stock option re-priced at an exercise price of $0.30 per share expiring April 27, 2006. The original three stock options were for 500,000 shares at $1.30 per share expiring April 27, 2004, 136,716 shares at $0.66 per share expiring April 27, 2005 and 220,995 shares at $2.13 expiring April 27, 2006. The 757,681 net reduction in outstanding common shares granted has been added to the common shares available for grant under the Company's Stock Option Plan for Key Persons. The fair value of the re-priced stock option for 100,000 common shares granted, using an option pricing model, is recorded as $15,854.

(c) Refer also to note 11 (a).

7. Segmented Information

The Company and its subsidiaries operate in the technology sector in two reportable business segments. A third business segment, the Process Controls Business is presented as discontinued operations, applied retroactively. Beginning January 1, 2003, the Company has reorganized internally by transferring the Portfolio Investments Business segment payroll and certain other expenses to the Radio Frequency Identification Business to reflect the manner in which the underlying resources are now being utilized.

The Company's assets by segment are as follows:

	June 30, 2003	December 31, 2002 (restated notes 2, 3 & 7)
Radio Frequency Identification Business	$ 12,722,852	$ 14,074,836
Portfolio Investments Business	6,160,386	9,114,241
	$ 18,883,238	$ 23,189,077

For the three months and six months ended June 30, 2003 the Company's revenue and expenses by reportable segment are as follows:

SIRIT Inc.

	Three Months Ended June 30, 2003		
	Radio Frequency Identification Business	Portfolio Investments Business	Total
Revenue	$ 4,554,096	$ 2,571	$ 4,556,667
Expenses	5,172,412	8,820	5,181,232
LOSS BEFORE THE FOLLOWING	618,316	6,249	624,565
Amortization	192,998	-	192,998
Bridge loan excluding interest	276,050	-	276,050
Foreign exchange	54,801	-	54,801
LOSS FROM CONTINUING OPERATIONS	$ 1,142,165	$ 6,249	$ 1,148,414

	Six Months Ended June 30, 2003		
	Radio Frequency Identification Business	Portfolio Investments Business	Total
Revenue	$ 9,086,145	$ 4,397	$ 9,090,542
Expenses	9,524,513	8,820	9,533,333
LOSS BEFORE THE FOLLOWING	438,368	4,423	442,791
Amortization	352,136	-	352,136
Bridge loan excluding interest	276,050	-	276,050
Foreign exchange	268,647	-	268,647
LOSS FROM CONTINUING OPERATIONS	$ 1,335,201	$ 4,423	$ 1,339,624

For the three months and six months ended June 30, 2002, the Company's revenues and expenses by reportable segment as restated are as follows:

	Three Months Ended June 30, 2002	
	Portfolio Investments Business	Total
Revenue	$ 18,773	$ 18,773
Expenses	384,775	384,775
LOSS BEFORE THE FOLLOWING	366,002	366,002
Amortization	2,035	2,035
Foreign exchange	159,830	159,830
Write-off on sale of long-term investment	64,375	64,375
LOSS FROM CONTINUING OPERATIONS	$ 592,242	$ 592,242

	Six Months Ended June 30, 2002	
	Portfolio Investments Business	Total
Revenue	$ 32,229	$ 32,229
Expenses	697,393	697,393
LOSS BEFORE THE FOLLOWING	665,164	665,164
Amortization	4,070	4,070
Foreign exchange	160,077	160,077
Write-off on sale of long-term investment	64,375	64,375
LOSS FROM CONTINUING OPERATIONS	$ 893,686	$ 893,686

8. **Stock Based Compensation**

The Company has stock options available for issuance pursuant to a Stock Option Plan for Key Persons and in connection with its acquisition of SIRIT Technologies, Inc. on November 1, 2002, both which are described in note 11 to its 2002 annual financial statements.

During the period January 1, 2003 to March 31, 2003, the Company granted stock options to eight employees totalling 125,000 common shares. During the period April 1, 2003 to June 30, 2003, the Company granted stock options to two employees totalling 120,000 common shares. Had the Company determined compensation costs on these options granted based on the fair value at the grant date consistent with the fair value method of accounting for stock-based compensation, the Company's loss from continuing operations, loss from discontinued operations and net loss for the three months and six months ended

June 30, 2003 and basic and diluted loss per share from continuing operations, from discontinued operations and net loss for the three months and six months ended June 30, 2003 would have been increased to the pro forma amounts indicated below.

	As Reported	Pro Forma
Loss for the three months ended June 30, 2003		
. From continuing operations	$ 1,148,414	$ 1,161,866
. From discontinued operations	$ 6,929	$ 6,929
. For the period	$ 1,155,343	$ 1,168,795
Basic and diluted loss per share		
. From continuing operations	$ 0.03	$ 0.03
. From discontinued operations	$ 0.00	$ 0.00
. For the period	$ 0.03	$ 0.03

	As Reported	Pro Forma
Loss for the six months ended June 30, 2003		
. From continuing operations	$ 1,339,624	$ 1,362,442
. From discontinued operations	$ 760,649	$ 762,291
. For the period	$ 2,100,273	$ 2,125,433
Basic and diluted loss per share		
. From continuing operations	$ 0.03	$ 0.03
. From discontinued operations	$ 0.02	$ 0.02
. For the period	$ 0.05	$ 0.05

The fair value of options included in the proforma amounts presented above has been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

a)	Risk-free interest rates	4.10% to 4.43%
b)	Expected life	5 years
c)	Expected volatility	80%
d)	Expected dividends	nil

During the period April 1, 2003 to June 30, 2003, an option granted in connection with the Company's acquisition of SIRIT Technologies, Inc. was partially exercised resulting in the issuance of 5,000 common shares for an aggregate $650 which amount was credited to share capital.

9. Security Agreement

As at June 30, 2003, certain receivables and inventories are pledged as security in connection with accounts payable in the amount of $1,342,832.

10. Guarantees

As at June 30, 2003, outstanding guarantees of the Company are:

(a) in connection with the US $2.89 million radio frequency identification design and installation services contract entered into on January 2, 2003 for which cash collateral of US $900,000 has been provided by the Company to the surety issuing the contract bond of US $1.446 million, the Company has provided the contract owner with a guarantee of performance in the event of a default under the contract for the value of the contract. The Company anticipates completing the contract by December 2003 or January 2004;

(b) in connection with the above-referred contract in (a), the Company has guaranteed purchase obligations pursuant to ongoing purchase orders with a supplier which orders have a maximum total value of $236,000;

(c) Company has guaranteed purchase obligations pursuant to three outstanding purchase orders with a supplier which as at June 30, 2003 has a total value of $237,000;

(d) the Company has guaranteed the lease of its premises in Mississauga, Ontario which annual rent is $33,000 until March 31, 2007. The Company may terminate the lease effective December 31, 2005 by giving notice by March 31, 2005 and incurring a $33,000 penalty;

(e) the Company has guaranteed the lease agreement of computer related equipment in the total amount of $157,300, maturing December 31, 2004; and

(f) Refer also to note 3.

11. Contingency

Pursuant to a three year reseller agreement, the Company has deposited US $200,000 with a supplier which, among other things, requires the Company to purchase US $1 million in products from the supplier in the first contract period ending March 31, 2004. Provided the minimum purchase requirement for the first contract period is met, the Company will receive a credit for the US $200,000 which is to be applied against minimum purchases for the second contract period

ending March 31, 2005. Based upon purchases made to date, the ability of the Company to meet the contract purchase minimum for the first contract period and thereby preserve the US $200,000 deposit is uncertain.

12. Subsequent Events

(a) On July 2, 2003, the Company offered its shareholders transferable rights to subscribe for common shares in the capital of the Company until August 7, 2003 which offering was back-stopped by Evansville such that on closing the Company would receive gross proceeds of $1,792,399 for the issue of 11,380,312 common shares from its treasury. Evansville also agreed to purchase by way of private placement 4,492,307 common shares from the Company at the same price per share as the above-referenced shares issued under the rights offering for a total $707,601. Together the two capital raisings would result in the Company receiving $2.5 million for 15,873,015 common shares issued before expenses.

Subsequent to June 30, 2003, the Company withdrew an additional $1 million on the bridge loan facility for total advances of $1,750,000.

Between August 14 and 19, 2003, the Company issued the above-referred 15,873,015 common shares, received the $2.5 million gross proceeds and repaid the bridge loan indebtedness. Evansville has advised the Company that following completion of the rights offering and the private placement it owns 8,867,321 (14.4%) common shares of the Company.

(b) Subsequent to June 30, 2003, the Company accelerated and expanded an internal restructuring and reorganization of its operations which will include further reductions in staff of approximately 10 personnel or 25% of its current work force, closure of the Vancouver office and substantial downsizing of the UK operation, all which the Company expects to be fully completed in the 2003 third quarter. In this connection the Company intends to record the following in its accounts in August 2003:

$ 565,000 - termination benefits
$ 310,000 - provision for impairment of assets held for sale
$ 125,000 - other expense of exit activities
$ 1,000,000 total

SIRIT Inc.

Exchange Listing:
Toronto Stock Exchange Symbol: SI

Head Office:
2450 – 650 West Georgia Street
P.O. Box 11537
Vancouver, BC, V6B 4N7 CANADA

Website: www.sirit.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat
Manager Investor Relations &
Administration – SIRIT Inc.
Telephone: 1-800-626-7221
E-mail: jsegat@sirit.com

Fred Veinot
Vice President, Marketing –
SIRIT Technologies Inc.
Telephone: 1-800-498-8760 ext. 225
E-mail: fveinot@sirit.com

SIRIT Technologies, Inc.
In Canada
33 City Centre Drive
Mississauga, ONT L5B 2N5
Canada
Telephone: 1-800-498-8760
Facsimile: (905) 949-6320

In the United States
620 – 1321 Valwood Parkway
Carrollton, TEXAS 75006
Telephone: (972) 243-7208
Facsimile: (972) 243-8034

In the United Kingdom
Loughborough Technology Centre
Epinal Way, Loughborough
LE11 3GE, U.K.
Telephone: 011-44-1509-213141
Facsimile: 011-44-1509-213191

Website: www.sirit.com